

January 28, 2013

<u>Via E-mail</u>
John M. Engquist
Chief Executive Officer
H&E Equipment Services, Inc.
11100 Mead Road, Suite 200
Baton Rouge, Louisiana 70816

> **RE: H&E Equipment Services, Inc.**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2012**
> **Filed November 1, 2012**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 2, 2012**
> **File No. 0-51759**
> **Form S-4/A**
> **Filed January 10, 2013**
> **File No. 333-185334**

Dear Mr. Engquist:

We have reviewed your response letter dated January 9, 2013, and have the following additional comments. If you disagree, we will consider your explanation as to why our comments are inapplicable.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended September 30, 2012

1.   We have read your response to comment 3 from our letter dated December 11, 2012. We understand that the transactions which comprised your previously reported intercompany receivables and payables were essentially capital transactions wherein the Parent has made capital contributions to facilitate the liquidity requirements of the Guarantor subsidiaries. The impact of the corresponding accounting change is material to both the balance sheet and cash flow statement accounts of both the Parent and Guarantors for the financial statement periods included in your form S-4. In this regard, these transactions should be classified as financing cash flows instead of as operating cash flows. Among

other impacts, it appears that the Parent's total assets would have increased by 26% and 28% as of September 30, 2012 and December 31, 2011, respectively, while the Parent's total liabilities would have increased by 27% and 52% as of September 30, 2012 and December 31, 2011, respectively. Guarantor Subsidiaries total liabilities decrease by 96% as of September 30, 2012 and December 31, 2011. Parent operating cash flows increases by 116% as of September 30, 2012 and changes by 38% and 32%, as of December 31, 2010 and 2009, respectively. Guarantor Subsidiaries operating cash flows are impacted by 103% as of September 30, 2012, and by 32%, 83% and 739% as of December 31, 2011, 2010 and 2009, respectively. Guarantor equity appears to be impacted by 700%. Please amend your Form 10-K for the fiscal year ended December 31, 2011 and your Form 10-Q for the period ended September 30, 2012 to revise the condensed consolidating financial data. Or, you may provide the revised financial statements directly in the form S-4. Another option is for you to file a Form 8-K that includes the revised financial information consistent with the analogous guidance in Item 10(b)(2) of the S-4 form instructions. Your corresponding disclosures should clearly identify the line items being revised, the reasons for the revisions, and quantify the impact of each change. The revised financial data must be in the S-4 prior to effectiveness.

2.   Please file a pre-effective amendment to the registration statement on Form S-4, File No.333-185334, to update the Incorporation of Documents by Reference section on page 91 of the registration statement accordingly. In this regard, we note that your current disclosure allows for incorporation by reference of Exchange Act reports filed "after the date of th[e] prospectus and before the offering is terminated..." rather than after "the date of the initial registration statement and prior to effectiveness of the registration statement." For guidance please refer to Question 123.05 of Securities Act Forms Compliance and Disclosure Interpretations. Please ensure that the amendment also includes an updated auditor's consent which references the latest pre-effective amendment.

General

3.   The below written statement of acknowledgment should be provided by the Company on its letterhead, rather from another party.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

Mr. Engquist
H&E Equipment Services, Inc.
January 28, 2013
Page 3

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, Al Pavot at (202) 551-3738 or, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney, at (202) 551- 3345 or Era Anagnosti, Staff Attorney, at (202) 551-3369 with any legal related questions.

Sincerely,

/s/ John Cash, for

Terence O'Brien
Accounting Branch Chief